Contact

www.linkedin.com/in/sascha-deri
(LinkedIn)
www.blushiftaerospace.com
(Company)

Top Skills

Start-ups
Marketing Strategy
New Business Development

Languages

English (Native or Bilingual)
Spanish (Native or Bilingual)

Sascha Deri

Innovating Space Exploration | Launching Earth Friendly Propulsion |
CEO at bluShift Aerospace
Brunswick, Maine, United States

Summary

Experienced Chief Executive Officer with a demonstrated history of
working in the aerospace and renewable energy industry, Sascha
founded bluShift Aerospace in 2014. The company made world
history on January 31, 2021 with the first commercial rocket launch
powered by bio-derived fuel. bluShift's series of small rockets will
be able to lift 100-kilogram payloads to space and then later, to low
Earth orbit for academic research and commercial customers.

Prior to founding bluShift, Mr. Deri founded altE, a successful
national renewable energy product distribution and light
manufacturing company. His 24 years of experience in starting,
growing, leading, planning and operating a lean and profitable,
$40M/year organization within a tight margin sector of the industry
enables him to do the same with the cost challenges of running a
team to develop a small launch vehicle. Skilled in business planning,
entrepreneurship, product development, hybrid rocket design and
strategic partnerships.

bluShift combines his passions of renewable energy and space
exploration, as it is a vertically integrated company from the ground
up - biofuel production through launch.

Sascha grew up in Maine. He earned a degree in physics from
Earlham College and a second degree in electrical engineering from
the University of Southern Maine. He is on the board of both the
Maine Space Grant Consortium and Maine Space Corporation.

Experience

bluShift Aerospace
Founder & CEO
November 2014 - Present (10 years 6 months)
Brunswick, Maine, United States

Innovating low cost, environmentally friendly solutions for space exploration.

altE Store

25 years 1 month

Chair of the Board & Co-Founder

January 2022 - April 2024 (2 years 4 months)

Boxborough, Massachusetts, United States

Co-Founder & CEO

April 1999 - December 2021 (22 years 9 months)

Boxborough, MA

Making Renewable Do-Able™

ADC

Product Manager

2000 - 2002 (2 years)

Lucent Technologies

Product Manager

1999 - 2000 (1 year)

Holmdel, New Jersey, United States

NEC

Product Marketing Manager

1998 - 1999 (1 year)

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